UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant's name into English)

10-1, Yurakucho 1-chome, Chiyoda-ku
Tokyo 100-0006, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By: Atsushi Inamura

Name: Atsushi Inamura

Title: Chief Manager, General Affairs
Corporate Administration Division

MTFG

Mitsubishi Tokyo Financial Group, Inc.

10-1, Yurakucho 1-chome, Chiyoda-ku
Tokyo 100-0006, Japan

TEL: 81-3-3240-8111
FAX: 81-3-3240-8852

July 22, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Form 6-K

Ladies and Gentlemen:

Mitsubishi Tokyo Financial Group, Inc., a company incorporated under the laws of Japan (the "Company"), submitted herewith the Company's Report of Foreign Issuer on Form 6-K dated July 22, 2002.

In the event that the staff has any questions in respect of this filing, please send me a facsimile message at 81-3-3240-8852.

Very truly yours,

Name: Asushi Inamura
Title: Chief Manager, General Affairs
Corporate Administration Division

cc : New York Stock Exchange, Inc. / Mr. Ken Smythe
Spear, Leeds & Kellogg / Mr. Howard B. Eisen
The Bank of New York, New York / Ms. Jennifer Monaco
The Bank of New York, Singapore / Mr. Terence Ang
The Bank of New York, Tokyo / Mr. Kainoshin Hara
Union Bank of California / Mr. Hiro Hayashi
The Mitsubishi Trust and Banking Corporation, New York / Mr. Tom Pennignton

Mitsubishi Tokyo Financial Group, Inc.

Filing for Protection Under Chapter 11 of the U.S. Federal Bankruptcy Act by WorldCom: Eventual Possibility of Credit Losses

Tokyo, July 22, 2002 ..... Mitsubishi Tokyo Financial Group, Inc. (MTFG; President - Shigemitsu Miki) announced today that the credits provided by its subsidiary, The Bank of Tokyo-Mitsubishi, Ltd. (BTM), as well as by Bank of Tokyo-Mitsubishi Trust Company (BTMT) and BTM Capital Corporation (BTMCC), both of which are subsidiaries of BTM, to WorldCom, Inc. may eventually not be repaid due to the event described hereunder.

1. Outline of WorldCom

(1) Company Name:	WorldCom, Inc.
(2) Address:	500 Clinton Center Drive, Clinton, Mississippi 39056, U.S.A.
(3) Representative:	John Sidgmore
(4) Capital:	U.S. dollars 57,911 million
(5) Business:	Long distance telecommunications operator

2. Event and date of occurrence

WorldCom filed for protection under Chapter 11 of the U.S. Federal Bankruptcy Act with the Bankruptcy Court for the Southern District of New York on July 21, 2002 (Eastern Standard Time in the U.S.).

3. Outstanding credit balances to WorldCom

BTM:	Japanese yen 16,626 million
BTMT:	Japanese yen 215 million
BTMCC:	Japanese yen 217 million

(An official middle exchange rate of J.Yen 116.15 /US$1.00 quoted by BTM today has been used to calculate the credit balance.)

4. Influence over MTFG's business forecast

This event is not expected to have any material effect on MTFG's previously announced business forecast for the current fiscal year.

* * *

For further information, please contact:
Masahiko Tsutsumi, Chief Manager, Public Relations Office
Tel. No. 81-3-3240-8136